

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 5, 2007

Mr. Hua Yang
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road, Central Hong Kong

       Re: **CNOOC Limited**
                Form 20-F for Fiscal Year Ended December 31, 2006
                Filed June 29, 2007
                File No. 001-14966

Dear Mr. Hua Yang:

       We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Jill S. Davis
                          Branch Chief